Exhibit 3.15
STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION
First: The name of the limited liability company is CES Group, LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington. Zip code 19808. The name of its Registered agent at such address is Corporation Service Company
Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                         .”)
Fourth: (Insert any other matters the members determine to include herein.)
The effective date of this Certificate of Formation shall be 12:00 a.m. on October 3, 2010.
In Witness Whereof, the undersigned have executed this Certificate of Formation this 23 day of September  , 2010.

By:	/s/ Edward J. Cooney
Authorized Person (s)

Name:	Edward J. Cooney